

WINNEBAGO INDUSTRIES INVESTOR DAY 2017

WINNEBAGO IND®

NOVEMBER 2, 2017



WELCOME & AGENDA

AGENDA

Time	Session		Presenter
8:00-8:05 a.m.	Welcome & Agenda		Ashis Bhattacharya
8:05-8:20 a.m.	Chairman's Remarks		Bob Chiusano
8:20-8:35 a.m.	Outdoor/RV Overview		Ashis Bhattacharya
8:35-9:10 a.m.	CEO Update		Michael Happe
9:10-9:20 a.m.	Q&A		
9:20-9:35 a.m.	Break		
9:35-10:05 a.m.	Grand Design RV Update		Don Clark
10:05-10:35 a.m.	Winnebago Towables Update		Scott Degnan
10:35-11:05 a.m.	Winnebago Motorhomes Update		Brian Hazelton
11:05-11:20 a.m.	Q&A		
11:20-12:15 p.m.	Lunch and RV Tours		
12:15-12:30 p.m.	Operations & Manufacturing		Chris West
12:30-12:45 p.m.	Digital Transformation		Jeff Kubacki
12:45-1:00 p.m.	Business Development		Ashis Bhattacharya
1:00-1:30 p.m.	CFO Update		Bryan Hughes
1:30-2:00 p.m.	CEO Close/Q&A		Michael Happe

LEADERSHIP



Bob Chiusano
Chairman of the Board



Michael Happe
President and CEO



Ashis Bhattacharya
VP Strategic Planning and Development



Don Clark
VP, Winnebago Industries, President, Grand Design RV



Scott Degnan
VP/GM Winnebago Towables



Scott Folkers
VP General Counsel and Secretary



Brian Hazelton
VP/GM Winnebago Motorhomes



Bryan Hughes
VP and CFO



Jeff Kubacki
VP and Chief Information Officer



Steve Stuber
Director of FP&A and IR



Chris West
VP Operations



Bret Woodson
VP Human Resources and Administration

FORWARD LOOKING STATEMENTS

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand Design including: risks inherent in the achievement of cost synergies and the timing thereof; risks related to the disruption of the transaction to Winnebago and Grand Design and its management; the effect of integration on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.



CHAIRMAN'S REMARKS



BOB CHIUSANO

CHAIRMAN OF THE BOARD

Last Position

- Independent Board Member

Background

- Member of Winnebago Industries Board since 2008
- Chairman of the Board since 2016
- Chief Operating Officer, Commercial Systems, Rockwell Collins
- 39 years management experience
- MBA, University of Iowa
- BS Engineering, State University of New York

Focus

- Strategy development
- M&A
- Operational excellence
- Building high-performance work teams

BACKDROP

- #1 brand in the RV industry with significant untapped potential
- Weathered financial crisis (Revenue drop from $1B to $200M)
- Outside CEO search
- Board and executive leadership team evolution – high-performance environment



OUTDOOR/RV OVERVIEW



ASHIS BHATTACHARYA

VP STRATEGIC PLANNING AND DEVELOPMENT

Last Position

- VP Strategic Marketing, Honeywell

Background

- 30 years global strategy, acquisitions, and marketing experience
- Moog, Motorola Solutions, Bain & Co
- MBA, INSEAD, Fontainebleau
- PGDM, Indian Institute of Management, Calcutta
- BS Mechanical Engineering, College of Engineering, Pune, India

Focus

- Growth strategy
- Customer insights
- Design thinking
- Digital transformation

RVs AND CLASSES

MOTORHOME PRODUCT OVERVIEW







Class A
- Built on a heavy truck chassis
- Diesel and Gas models
- Ability to tow a small vehicle

Class C
- Built on a medium truck chassis
- Similar features and amenities to Class A models

Class B
- Built by adding taller roof and amenities to existing van
- Easy to maneuver

TOWABLE PRODUCT OVERVIEW





Fifth Wheel
- Constructed with a raised forward section that is connected to the vehicle with a special fifth wheel hitch

Travel Trailer
- Towed by means of a hitch attached to the frame of the vehicle

TOTAL RV WHOLESALE MARKET



NORTH AMERICA SHIPMENTS (UNITS '000s)


254.5
292.7
321.2
300.1
256.8
311
320.8
370.1
384.4
390.5
353.5
237
165.6
242.3
252.3
285.8
321.1
356.8
374.2
430.7
479.7
491.2
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017E
2018E

Sources: Historical Data: Recreation Vehicle Industry Association; Calendar years 2017 and 2018 represent RVIA estimates as of Fall RV Roadsigns, published in August 2017

MOTORHOME RV WHOLESALE MARKET



NORTH AMERICA SHIPMENTS (UNITS '000s)


55.1
63.5
71.5
61
49.2
60.4
62
71.7
61.4
55.8
55.4
28.4
13.2
25.2
24.8
28.2
38.4
44
47.3
54.7
60.2
61.9
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017E
2018E

Sources: Historical Data: Recreation Vehicle Industry Association; Calendar years 2017 and 2018 represent RVIA estimates as of Fall RV Roadsigns, published in August 2017

TOWABLE RV WHOLESALE MARKET



NORTH AMERICA SHIPMENTS (UNITS ‘000s)


199.5
229.1
249.6
239.1
207.6
250.6
258.9
298.3
323
334.5
298.1
208.6
152.4
217.1
227.5
257.6
282.7
312.8
326.9
376
419.5
429.3
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017E
2018E

Sources: Historical Data: Recreation Vehicle Industry Association; Calendar years 2017 and 2018 represent RVIA estimates as of Fall RV Roadsigns, published in August 2017

RV INDUSTRY ECONOMIC INDICATORS (2017)


GOOD
CAUTION
TROUBLE
Interest Rates
New Private Housing Starts
Fuel Prices
Fuel Availability
Consumer Sentiment
Wholesale & Retail Credit
Wages & Employment
Cars & Light Truck Sales
Dealer Inventories
Consumer Debt

Sources: RVIA data and reports, US Department of Commerce, US Treasury, Dun & Bradstreet, Center for Microeconomic Data

THE CALL OF THE OUTDOORS REMAINS STRONG

Significant Outdoor Activity Participation

48.6% of Americans reported participating in at least one outdoor activity in 2016

- Most popular activities: running, fishing, hiking, bicycling, camping

High Interest in Camping

$887 billion spent on outdoor activities in 2016

Aspirational: Across all age groups, **camping** ranked as #1 or #2 most popular aspirational outdoor activity (i.e. activities that most interest non-participants)

Seeking Health and Wellness

Of those surveyed, key reasons cited for outdoor activities include

- spending more **time with friends and family**
- being **physically active**
- improving overall emotional **well-being and health**

Sources: KOA 2017 North American Camping Report, Outdoor Recreation Participation Topline Report 2017, Outdoor Industry Association Report

CAMPING PARTICIPATION CONTINUES TO INCREASE

Household Camping Frequency


Camp 3+ Times/Year
12%
Camp 2 Times/Year
14%
Camp 1 Time/Year
5%
Occasional Campers
31%
Non-Campers
39%


RV AS PRIMARY ACCOMMODATION FOR NEW CAMPERS
18%
26%
2015
2016

Camping Trends in 2016 and Beyond

31%
Plan to camp more

40%
Say gas prices will allow more camping

52%
Plan to visit National Parks

58%
Millennials plan to camp more

61%
Of U.S. households camp at least occasionally

3.4 million
New U.S. households became campers over the last 3 years

Source: Kampgrounds of America (KOA) 2017 camping report; Industry news

FAVORABLE DEMOGRAPHIC TRENDS

By Age


All Campers
38%
34%
21%
7%
New Campers
44%
28%
17%
11%
Millennial
Gen X
Boomer
Mature

More Millennials are camping

By Ethnicity


74%
8%
9%
6%
61%
12%
13%
14%
Caucasian/ White
African American/ Black
Hispanic/ Latino
Asian/ Pacific Islander
Other

More ethnic groups are camping

Source: Kampgrounds of America (KOA) 2017 camping report; Industry news

KEY TAKEAWAYS



RV MARKET IS
ROBUST
AND GROWING



THE CALL OF THE
OUTDOORS REMAINS
STRONG



CAMPERS ARE BECOMING
YOUNGER
AND MORE ETHNICALLY
DIVERSE


REVEL
REVEL

CEO UPDATE



MICHAEL HAPPE

PRESIDENT AND CEO

Last Position

- Group Vice President, The Toro Company

Background

- 20+ years management experience
- Strong track record of growing the businesses
- MBA, Carlson School, University of Minnesota
- BS Journalism, University of Kansas

Focus

- Vision
- Enterprise strategy
- Talent/culture development

WINNEBAGO INDUSTRIES OVERVIEW



- Junction City, OR
- Lake Mills, IA
- Forest City, IA
- Middlebury, IN (2)
- Charles City, IA
- Waverly, IA
- Eden Prairie, MN

$1.547B
FY17 REVENUE

4,000+
HIGHLY SKILLED EMPLOYEES

$125.1M
OPERATING INCOME

LEADING
BRAND EQUITY

$2.32
EPS

DIVERSIFIED
LINEUP OF RV PRODUCTS


$685.20
$861.90
Motorized ($M)
Towables ($M)

THE WINNEBAGO STORY

Iconic outdoor lifestyle brand synonymous with RV category

Balanced portfolio of motorhomes and towables

Improving balance sheet

Significant growth runway

Upgraded talent with focus on a new vision

THE JOURNEY



$1,547.1
$803.2
$945.2
$976.5
$975.2
2013
2014
2015
2016
2017
Motorized
Towables
Other

NET REVENUES ($M)



$160
$120
$80
$40
$0
10%
5%
0%
$125.1
$63.9
$59.4
$65.7
$44.5
2013
2014
2015
2016
2017
Operating Income ($M)
Operating Income %

OPERATING INCOME

OUR NORTH STAR

Our Purpose

We help our customers explore the outdoor lifestyle, enabling extraordinary experiences as they travel, live, work and play.

Our Vision

We will be the trusted leader in outdoor lifestyle solutions by providing unmatched innovation, quality and service in the industries we engage.

Our Mission

To create lifetime advocates through a relentless focus on delivering an unsurpassed customer experience.

Our Values

Customer-Centric

Results-Driven

Innovative

Quality-Focused

Collaborative

Trusted

STRATEGIC PRIORITIES

1

Build a High-Performance Culture

Create Unique Blend of Leadership, Accountability and Giving

2

Strengthen and Expand Core RV Business

Re-energize Motorhome; Invest in Towable Growth

3

Elevate Excellence in Operations

Drive Higher Levels of Safety, Quality, and Productivity

4

Leverage Innovation and Digital Engagement

Create Connected Customer Advocacy

5

Expand to New, Profitable Markets

Investigate Diversification – Inside and Outside of RVs

STRATEGIC PRIORITIES

1

Build a High-Performance Culture

Create Unique Blend of Leadership, Accountability and Giving

STRATEGIC PRIORITIES

2

Strengthen and Expand Core RV Business

Re-energize Motorhome; Invest in Towable Growth

STRATEGIC PRIORITIES

3

Elevate Excellence in Operations

Drive Higher Levels of Safety, Quality, and Productivity

STRATEGIC PRIORITIES

4

Leverage Innovation and Digital Engagement

Create Connected Customer Advocacy

STRATEGIC PRIORITIES

5

Expand to New, Profitable Markets

Investigate Diversification – Inside and Outside of RVs

IMPACT OF GRAND DESIGN

Completion of acquisition creates winning multi-brand platform.

STRATEGIC	FINANCIAL	CULTURAL
Broader, more balanced portfolio with runway for growth	Significantly enhanced financial profile	Establish critical relationships between Winnebago and Grand Design team members
Combining two brands: the RV industry's most iconic brand and its fastest-growing brand Committed to investing in Grand Design portfolio expansion to maintain momentum	Strong momentum as Grand Design continues to outperform Margin, EPS and cash flow expansion On pace to exceed total annual run-rate cost synergies, phased in over three years	Substantial integration progress focused on: IT, Finance, HR, and Strategic Sourcing functions Facilitating information sharing and establishment of best practices Grand Design leadership involved in multiple aspects of Winnebago's business

GDRV/WINNEBAGO COMBINATION

BENEFITS OF BEING PART OF WINNEBAGO

ACCESS TO
CAPITAL

PART OF INDUSTRY-LEADING
TEAM
WITH SHARED VALUES

INCREASED SHARE
OF KEY DEALER BUSINESS

INCREASED BUY
FROM KEY SUPPLIERS

KEY MESSAGES

In January 2016, Winnebago Industries was a company that needed a **fresh vision and strategy** so that it could compete for industry leadership.

We are building a **solid foundation** around strategy, structure, people, processes, and systems, supported by an **engaged Board**.

Thanks in large part to a transformational acquisition, **shareholder value has increased significantly**.

We have our own unique combination of well-known brands, a balance sheet that can be leveraged for the right opportunities, and a **strong appetite to grow and evolve the portfolio**.



STACY BOGART

VP GENERAL COUNSEL AND CORPORATE SECRETARY

Last Position

- Senior VP, General Counsel and Compliance Officer, Polaris Industries Inc.

Background

- 26+ years legal experience
- Liberty Diversified, Toro, Honeywell, Gray Plant & Mooty
- JD with Distinction, University of Iowa Law School
- Associate Editor, Iowa Law Review
- BA, University of Iowa

Focus

- Corporate governance
- M&A, joint ventures and strategic alliances
- Ethics and compliance
- Corporate giving and strategic philanthropy

Effective January 2,2018



Q&A



BREAK


Imagine

GRAND DESIGN RV UPDATE



DON CLARK

VP, WINNEBAGO INDUSTRIES, PRESIDENT, GRAND DESIGN RV

Last Position

- Owner/Management Group Member, Keystone RV
- President, Dutchmen RV

Background

- 35 years RV industry experience
- Business Degree, Bethel College
- Honorary Doctorate, Bethel College

Focus

- Recruiting talent and building high-performance teams
- Innovative products
- Customer relationships

ABOUT GRAND DESIGN RV

LEADING
MANUFACTURER OF FIFTH WHEEL AND TRAVEL TRAILER RECREATIONAL VEHICLES

FOUNDED
IN 2012 BY INDUSTRY VETERANS DON CLARK, RON FENECH, AND BILL FENECH

REPRESENTED BY
BEST DEALERS
IN MARKET

INTRODUCED
FOUR UNIQUE BRANDS

EMPLOYS
1,192 PEOPLE

FASTEST GROWING
RV COMPANY IN OUR INDUSTRY'S HISTORY


GRAND DESIGN RV

GDRV TIMELINE


Grand Design Founded
2012
1,000th unit shipped
2013
INTRODUCED:
Solitude
Momentum
Reflection
2014
10,000th unit shipped
2015
INTRODUCED:
Imagine
2016
40,000th unit shipped
2017
INTRODUCED:
Reflection 150 Series

GRAND DESIGN RECREATIONAL VEHICLES

Years refer to calendar years.

GRAND DESIGN RV LINEUP

FIFTH WHEEL

Solitude



- Luxury Extended Stay Fifth Wheels
- Target Market: Late Gen X & Baby Boomers
- MSRP: $81-104k

Momentum



- Luxury Toy Hauler Fifth Wheels
- Target Market: Late Millennials to Baby Boomers
- MSRP: $69-103k

Reflection



- Mid-Profile Fifth Wheels
- Target Market: Gen X & Baby Boomers
- MSRP: $39-65k

TRAVEL TRAILER

Reflection



- Destination Travel Trailers
- Target Market: Gen X & Baby Boomers
- MSRP: $44-52k

Imagine



- Lightweight Travel Trailers
- Target Market: Millennial & Gen X
- MSRP: $32-41k

KEY STRATEGIES

INNOVATIVE
AND QUICK-TO-MARKET PRODUCTS

UNIQUE
GO-TO-MARKET
MODEL

INDUSTRY-LEADING
QUALITY AND STANDARDS

CUSTOMER
CONNECTIVITY

OUR PEOPLE
AND CULTURE

KEY STRATEGIES

INNOVATIVE
AND QUICK-TO-MARKET PRODUCTS

- We listen to our customers and dealers and respond quickly
- Nimble and quick to adapt to customers' fast-changing preferences
- Track record of introducing innovative, fast-turning and highest-grossing products in the RV space

UNIQUE GO-TO-MARKET MODEL

- One dealer per market
- Each dealer sells entire product line
- No cloning other brands
- No internet dealers
- One price to all dealers
- All dealers provide excellent customer service

KEY STRATEGIES

INDUSTRY-LEADING
QUALITY AND STANDARDS

- Initiated industry-leading 100% pre-delivery inspection (PDI) process in towable market

Step 1: PRODUCTION LINE — Multiple QC checkpoints

Step 2: FINAL FINISH — Comprehensive systems and QC checks

Step 3: PRE-DELIVERY INSPECTION — (PDI) 280+ point inspection on every unit produced

CUSTOMER
CONNECTIVITY

- Digital customer engagement through social media
- Loyal customer communities and groups
- Customer meet-up events (e.g. rallies)

KEY STRATEGIES

OUR PEOPLE
AND CULTURE

- Community with strong work ethic
- Large employee base in Northern Indiana with RV know-how
- Attracted all-star team of employees within the industry


GRAND DESIGN RV

THE PATH FORWARD

BUILD-OUT
CAPACITY EXPANSION AS THE BUSINESS REQUIRES

EXPAND
OFFERINGS IN EXISTING PRODUCT SEGMENTS

CONSIDER
STRATEGIC EXPANSION INTO UNSERVED MARKET SEGMENTS

CONTINUE ADDING
HIGH-PERFORMING TALENT


Minnie

WINNEBAGO TOWABLES UPDATE



SCOTT DEGNAN

VP/GM WINNEBAGO TOWABLES

Last Position

- VP Sales & Product Management, Winnebago Industries

Background

- VP Sales, Fleetwood RV
- 30 years RV industry experience
- BA Business, San Jose State University

Focus

- Develop a winning culture
- Grow the Winnebago brand
- Increase profitability

WINNEBAGO TOWABLES LINEUP

TRAVEL TRAILER

Minnie Drop



- 6.5’-wide teardrop trailers
- Target market: Millennials & Gen X
- MSRP: $17-21K

Micro Minnie



- 7’-wide lightweight trailers
- Target market: Millennials to baby boomers
- MSRP: $19-24K

Minnie



- 8’-wide small slideout trailers
- Target market: Gen X to baby boomers
- MSRP: $27-29K

Minnie Plus Travel Trailer



- 8’-wide large and multiple slideout trailers
- Target market: Millennials to baby boomers
- MSRP: $32-40K

FIFTH WHEEL

Minnie Plus Fifth Wheel



- Lower weight ½ ton truck towable fifth wheels
- Target market: Gen X to baby boomers
- MSRP: $36-40K

WHO WE ARE

MANUFACTURER
OF FIFTH WHEEL AND TRAVEL TRAILER RECREATIONAL VEHICLES

WINNEBAGO
STARTED
AS A TOWABLE MANUFACTURER

LEVERAGES
STRENGTH OF THE BRAND

FINANCIALLY ACCRETIVE AND
GROWTH BUSINESS

EARLY PRODUCT
IN CUSTOMER LIFE CYCLE

COMPLEMENTARY STRATEGY
COORDINATION WITH GDRV

POSITIVE MOMENTUM

EXPANSION
AND CAPITAL COMMITMENT

KEY STRATEGIES

STRENGTHEN
PRODUCT PORTFOLIO

ADVANCE
DEALER CHANNEL

IMPROVE
TALENT/CULTURE

REDESIGN
PROCESSES

KEY STRATEGIES

STRENGTHEN
PRODUCT PORTFOLIO

- Streamline product portfolio
- Build a brand identity – Minnie
- Focus on most successful segments
- Platform approach to designing products (standardized components)

ADVANCE
DEALER CHANNEL

- Focus on full-line dealers
- One dealer per market
- Field-based sales reps (closer to the market)
- Eliminate dealers not aligned with our growth vision
- Large exclusive territories

KEY STRATEGIES

IMPROVE
TALENT/CULTURE

- Hire skilled managers from both inside and outside RV industry
- Re-align sales team
- Focus on safety and quality
- Formal sales structure/Regional Sales Managers

REDESIGN
PROCESSES

- Connectivity
- Added Dealer Council
- Greatly reduced finished goods inventory
- Standardized product features/options
- Reduced manufacturing complexities
- Increased lead-time production schedules

THE PATH FORWARD

SIGNIFICANT
RUNWAY FOR GROWTH

SALES MOMENTUM

ENERGIZED
DEALER BASE

NEW PRODUCTS

RE-ENERGIZED
TEAM

WINNEBAGO MOTORHOMES UPDATE


WINNEBAGO



BRIAN HAZELTON

VP/GM WINNEBAGO MOTORHOMES

Last Position

- CEO, Schwing America Inc.

Background

- 25 years management experience
- Schwing, Terex, Detroit Diesel
- BA Finance, Miami University

Focus

- Turn around and growth of strong brands
- Voice-of-customer product and organizational development
- Attack non-value-add, legacy processes

WINNEBAGO MOTORHOMES LINEUP

CLASS B



Travato

- Selected models: Travato, Era, Revel
- MSRP: $102-$155K

CLASS C



View

- Selected models: View/Navion, Minnie Winnie/Spirit
- MSRP: $80-157K

CLASS A GAS



Vista

- Selected models: Vista, Sunstar
- MSRP: $116-209K

CLASS A DIESEL



Grand Tour

- Selected models: Forza, Grand Tour
- MSRP: $205-545K

The motorhome lineup is comprised of 27 different models

MOTORHOMES OVERVIEW

STRONGEST BRAND AWARENESS
IN INDUSTRY

54%
WGO REVENUE

INDUSTRY-LEADING
SERVICE

QUALITY & SAFETY

SKILLED & EXPERIENCED
WORKFORCE

POINT OF DEPARTURE

MARKET SHARE
STATIC

LIMITED
ENTRY-LEVEL PRODUCTS

OPERATIONS
COMPLEXITY

DEALER CHANNEL
NOT OPTIMIZED

LACK OF
OWNERSHIP & URGENCY
IN ORGANIZATION

PRODUCT DEVELOPMENT
TOO SLOW

KEY STRATEGIES

STRENGTHEN
PRODUCT PORTFOLIO

OPTIMIZE
DEALER CHANNEL

IMPROVE
TALENT/CULTURE

REDESIGN
PROCESSES

UPGRADE
CUSTOMER SERVICE EXPERIENCE

BETTER TELL
THE WINNEBAGO STORY

KEY STRATEGIES

STRENGTHEN
PRODUCT PORTFOLIO

- Strong new products launched at Open House 2017 – Horizon, Intent, and Revel
- Consistent velocity of products, floorplans, and technology to continue
- Implementation of faster, data-driven, customer-focused product development

OPTIMIZE
DEALER CHANNEL

- Build better products to re-engage stronger dealers
- Become more important to existing dealer base
- Improve dealer partnerships to enhance the customer experience

KEY STRATEGIES

IMPROVE
TALENT/CULTURE

- New product-centric organizational structure in place
- Bring in experienced leaders from the outside with significant transferable skills
- Identify high-potential team members who can take on more responsibility
- Empower team to deliver solutions

REDESIGN
PROCESSES

- Agile, customer-interactive new product development process
- Implementation of multi-generational product plan
- New Sales, Inventory, and Operations Planning (SIOP) process

KEY STRATEGIES

UPGRADE

CUSTOMER SERVICE EXPERIENCE

- Continue to work on product quality
- Increase the use of technology to improve overall customer experience
- Expand online product and service information available to customers and channels
- Reduce wait time for customers and dealer service teams

BETTER TELL

THE WINNEBAGO STORY

- Highlight legendary brand attributes
- Enhance digital customer engagement and social media presence
  - Facebook Live/virtual product launch
  - Interactive 3D product walkthrough

THE PATH FORWARD

EXCITING NEW
PRODUCT LAUNCHES

STREAMLINED
PRODUCT PORTFOLIO

PROCESS IMPROVEMENT

DEALER CHANNEL
UPGRADES

STRONG
NEW TALENT

Q&A





LUNCH AND RV TOURS



OPERATIONS & MANUFACTURING



CHRIS WEST

VP OPERATIONS

Last Position

- VP, Operations & Supply Chain, Joy Global

Background

- 27 years manufacturing experience
- AGCO, NORDAM Private Jet Interiors
- MBA, Baker University
- BS Industrial Operations Management, Northeastern State University

Focus

- People
- Process
- Culture

OPERATIONAL FOOTPRINT



Diesel Motorhome MFG
Junction City, Oregon

Class A, B, C Motorhome MFG
North Iowa Region

Towables MFG
Middlebury, IN

3.3 million square feet under roof on 650 acres

3,300 manufacturing employees

Operating factories in 3 states, 7 campuses

Vertically integrated in North Iowa Motorhome business

CAPACITY EXPANSION PROJECTS

Grand Design

40% capacity expansion approved, use scale to reduce backlog

Winnebago Towables

$12M capacity expansion approved, execute to plan

Winnebago Motorhomes

Ramp up west coast diesel production, redeploy freed-up North Iowa capacity

OPERATIONS STRATEGY

SAFETY

QUALITY

CONTINUOUS IMPROVEMENT

MATERIALS

PEOPLE

ELEVATE EXCELLENCE IN OPERATIONS:

Safe | Fast | Efficient | Flexible | Capable

PERFORMANCE TO DATE

CASES OF PROGRESS:

WINNEBAGO MOTORHOMES





IMPROVED FIRST PASS YIELD BY
40%

↓50%
REDUCTION OF UNITS IN REWORK

↓35%
WIP REDUCTION

ENTERPRISE





STRATEGIC SOURCING SAVINGS
~$10M

↓38%
INCIDENT REDUCTION

Estimated savings over past 12 months

THE PATH FORWARD

SAFETY & QUALITY
MANAGEMENT SYSTEMS

LEAN DEPLOYMENT
& CONTINUOUS IMPROVEMENT

MATERIAL AVAILABILITY
INITIATIVES

TECHNOLOGY/ AUTOMATION
INFUSED

TALENT DEVELOPMENT
& PIPELINE



DIGITAL TRANSFORMATION



JEFF KUBACKI

VP AND CHIEF INFORMATION OFFICER

Last Position

- VP & CIO, Westinghouse Electric

Background

- 35 years global technology experience
- ATK, Kroll, Ecolab
- MBA, University of South Florida
- Bachelor of Technology, Computer Science, Rochester Institute of Technology

Focus

- Digital Transformation
- Digital Customer Experience

TEAM VISION AND POINT OF DEPARTURE

CIO view of high-performing IT teams

- Lead digital transformation for the enterprise
- Enable business strategies
- Create competitive advantage through technology
- Create a data-driven, business intelligence culture
- Drive increased employee performance and productivity
- Execute a customer 360 engagement strategy

Point of departure

- Support from Board and CEO to use IT for competitive advantage
- ERP project progress not on plan
- Recognition that IT transformation is needed
- Lack of process maturity and long-range strategic thinking
- IT leadership team gaps

KEY ACCOMPLISHMENTS

TURNAROUND
ERP
PROJECT

UPGRADED
IT LEADERSHIP TEAM

UPGRADED
ORGANIZATIONAL CAPABILITIES

CREATED
CYBER SECURITY
ROADMAP

ADOPTED
LEADING IT FRAMEWORK

ALIGNED
IT AND BUSINESS OBJECTIVES

ERP ROADMAP AND OBJECTIVES

BUSINESS
INTELLIGENCE

DEALER & CUSTOMER
EXPERIENCE

BUSINESS
OPERATIONS

PLATFORM
TO SUPPORT GROWTH

$38M TOTAL COST
FY18-$6M CAP & $4M EXP

GO-LIVE
NOVEMBER 2018

DIGITAL TRANSFORMATION VISION

Engage our customers

- Extreme personalization
- Social media management
- Customer sentiment
- Customer service management

Empower our employees

- Business intelligence
- Machine learning
- Personalized collaboration

Transform our products

- Connected products, IoT
- Predictive analytics

Optimize our operations

- Connected factory
- Human-machine interfaces



BUSINESS DEVELOPMENT

STRATEGIC PRIORITIES

1. Build a High-Performance Culture
2. Strengthen and Expand Core RV Business
3. Elevate Excellence in Operations
4. Leverage Innovation and Digital Engagement
5. **Expand to New, Profitable Markets**

Growth mandate –
Diversification is a priority

BUSINESS DEVELOPMENT FRAMEWORK

PURSUING OPPORTUNITIES TO FUEL GROWTH

BETTER CUSTOMER
INSIGHTS

HUMAN CENTERED
DESIGN

ADVANCED
TECHNOLOGY

ORGANIC
NEW BUSINESS DEVELOPMENT

MERGERS & AQUISITIONS

WINNEBAGO INDUSTRIES

RECENT ACQUISITION HISTORY



Motorhomes
Motorhomes
Towables
Motorhomes
Grand Design
Towables
?

TYPES OF M&A OPPORTUNITIES

GROWTH

EXPANSION

- Consolidation
- New offerings
- New markets

TRANSFORMATIVE

- Portfolio refocus
- Diversification

What opportunities are we willing to explore?

- Superior return on investment
- Gain scale
- Consolidation of the RV industry
- Round out product offerings
- Gain access to new markets
- Adjacent products and services
- Companies with strong positions in industries with solid growth dynamics
- Adding key talent

GROWTH ADJACENCY FRAMEWORK


Geographic Expansion/ New Applications
$7–9B
Outdoor/Mobile Platforms
$170–190B
North America RV Market
Core
$17–18B
RV Adjacencies
$10–25B
MARKETS
New
Existing
Existing
New
PRODUCTS

Sources: Recreation Vehicle Industry Association; Outdoor Industry Association; Industry news clips; Winnebago analysis

BUSINESS DEVELOPMENT PROCESS/RECENT ACTIVITY


Strategy Development
Relationship Development
Opportunity Evaluation



CFO UPDATE



BRYAN HUGHES

VP AND CFO

Last Position

- SVP & Corporate Controller, Ecolab

Background

- 25 years financial management experience
- MBA, Ross School, University of Michigan
- Accounting, Finance, Planning, Business Strategy

Focus

- Talent/team development
- Financial discipline with strong tie to business
- Forward view with eye toward profitable growth

WHY I JOINED WINNEBAGO INDUSTRIES

GROWTH

TRANSFORMATION

TEAM

FINANCIAL PERFORMANCE



$604.4
$211.5
$449.5
$496.4
$581.7
$803.2
$945.2
$976.5
$975.2
$1,547.1
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

REVENUE ($M)



$0.10
($2.71)
$0.35
$0.41
$1.54
$1.13
$1.64
$1.52
$1.68
$2.32
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

EARNINGS PER SHARE ($)

TOTAL SHAREHOLDER RETURNS

10-year total shareholder return



S&P 500
Winnebago
150
100
50
0
-50
-100
110%
88%
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17

Total Shareholder Returns

	WGO	S&P 500
1-year	64	22
3-year	131	39
5-year	308	102
10-year	88	110

Note: Assumes dividends are reinvested in the underlying stock at the time of receipt. As of October 24, 2017

ONE YEAR RETURNS

Winnebago's stock has meaningfully outperformed the S&P 400 and 600 indices over the past year.

One year stock price returns



S&P 400 Mid Cap Index
S&P 600 Small Cap Index
Winnebago
70%
60%
50%
40%
30%
20%
10%
0%
(10%)
(20%)
(30%)
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
64%
23%
19%

Source: FactSet; 10/24/2007 – 10/24/2017

S&P 600 Small Cap



15%
85%

< 60% appreciation

S&P 400 Mid Cap



9%
92%

< 60% appreciation

COST STRUCTURE


SALES
100%
COST OF GOODS
85.6%
GROSS MARGINS
14.4%
SG&A
6.3%
OPERATING INCOME
8.1%
INTEREST EXPENSE/OTHER
1.1%
TAXES
2.4%
NET INCOME
4.6%
ADJUSTED EBITDA*
9.0%

All figures are expressed as a ratio to sales and are for the full financial year 2017
**This is a non-GAAP measure. Please refer to the Appendix of this presentation for important disclosures.*

RETURN ON INVESTED CAPITAL (ROIC)


20.0%
21.5%
15.6%
2015
2016
2017

ROIC (%)


4.2%
4.7%
4.6%
2015
2016
2017

RETURN ON SALES (%) = NET INCOME / REVENUE


4.8X
4.6X
3.4X
2015
2016
2017

ASSET TURNS = REVENUE / INVESTED CAPITAL

CASH FLOW TO FUEL GROWTH


($18.1)
$4.8
$31.2
($12.2)
($2.1)
$5.8
$12.8
$28.6
$28.2
$83.1
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

FREE CASH FLOW ($M)*

*This is a non-GAAP measure. Please refer to the Appendix of this presentation for important disclosures.

CAPITAL ALLOCATION

A strong balance sheet to execute growth strategies

- Strong cash flow to fund growth opportunities
- Use the balance sheet to fund value-add M&A opportunities
- Prioritize deals with synergies

Ensure that liquidity is adequate

- Current liquidity is lower than eventual target level due to de-leveraging strategy post-acquisition
- Maintain liquidity to both protect against downturns and provide opportunities for growth
- Opportunity to restructure borrowing facilities during FY18 will provide flexibility

Optimize the capital structure

- Pay down debt to achieve an optimal capital structure and leverage ratio
- Target a capital structure that is sustainable in a cyclical business

Return excess cash to shareholders

- Prioritize growth opportunities as “first use” of excess cash
- Predictable and dependable ordinary dividends
- Share repurchases as additional valve to use for purposes of returning cash to shareholders

CAPITAL SPENDING


0.6%
1.6%
0.4%
0.4%
0.4%
0.6%
1.1%
1.7%
2.5%
0.9%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

CAPITAL EXPENDITURE % OF REVENUE

INVESTMENTS



RATIO TO SALES (%)
1%
1+%
2%+
MAINT CAPEX
FACILITIES EXPANSION /ERP
TOTAL

Investing for GROWTH in 2018!

WINNEBAGO INDUSTRIES

RECENT ACQUISITION HISTORY


Motorhomes
Motorhomes
Towables
Motorhomes
Grand Design
Towables
?

DEBT


$274.5
GRAND DESIGN ACQUISITION
$9.1
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
DEBT ($M)

DEBT LEVERAGE RATIO


3.0
1.8
0
2017
1.5
1.2
0.9
ON-GOING
(TARGET)

Net Debt to EBITDA

DIVIDENDS


25%
23.8%
2016
23.6%
2015
17.3%
2017
15%

PAYOUT RATIO
(AS A % OF NET INCOME)


25%
21.6%
2015
20.5%
2016
15.2%
2017
15%

AS A % OF CASH FROM OPERATIONS


50%
+++
2017
38.4%
2016
34.1%
2015
30%

AS A % OF FCF* LESS DEBT PAYMENTS

*This is a non-GAAP measure. Please refer to the Appendix of this presentation for important disclosures.

SHARE REPURCHASE

History:

$70M Share Repurchase Authorization approved, as announced during our Q4 2017 Earnings Release

Prior authorization for $60M was approved December 19, 2007

Purpose:

We will consistently buy shares to avoid dilution from employee stock programs

We will utilize repurchase programs when cash accumulates and there are no imminent investments/M&A

→

We are optimistic about our investment opportunities over the long term, and our ability to generate positive returns



STEVE STUBER

DIRECTOR OF FP&A and IR

Last Position

- Finance Director, North American Retail Analytics, General Mills

Background

- 27 years Accounting and Finance experience
- Roles: Plant Controller (2), Financial Operations (multiple), International
- MBA, Kellogg School of Management, Northwestern University
- BA Business, Accounting Emphasis, University of St. Thomas
- CPA

Focus

- Results
- Collaboration
- Innovation



CEO CLOSING

STRONG STARTING POINT

- WGO Board is engaged and supportive of the leadership team.
- We are optimistic about short-term cycle sustainment, and we are excited about longer-term secular demand around outdoor lifestyle.
- We have a stronger “compass” in terms of strategic vision and priorities.
- Our financial health is solid and can continue to improve. Just as interested in bottom line as we are the top line. Capital allocation priorities in place and aligned with the Board.

CASE FOR CHANGE


The Case for Change
▪ Board, employee, customer, channel and investor feedback
▪ Begin independent assessments (Brand + Operations)
Setting a Vision
▪ Engage key employees to craft new Winnebago vision
▪ Cascade vision through new communication protocol
Staging the Organization
▪ Remake ELT and evolve organizational design
▪ Establish a MSP presence to build upon
▪ Make the Quarters to begin funding change
2017 Bridge
▪ Ensure major initiatives have traction (ERP, WCO, Productivity)
▪ Acquire and integrate Grand Design RV
▪ Accelerate Winnebago Towables growth
▪ Stabilize Motorhome business and re-establish credibility with Dealers
▪ Finalize ELT/KLC composition
LRP + NBD
▪ Seed strategic planning framework & requirements
▪ Build initial 3-year Long Range Plan
▪ Generate New Business Development targets
2020 Initiative
▪ Establish BHAGs (market, financial, cultural)
▪ Campaign 2020 employee-driven initiative

TEAMS FOCUSED ON EXECUTING STRATEGY

BUSINESS UNITS	SUPPORT FUNCTIONS	BUSINESS DEVELOPMENT
Capable leaders and focused teams	**Focused on adding value to the businesses**	**Actively framing possibilities**
▪ Grand Design RV: Take to next level ▪ Winnebago Towables: Re-Launch ▪ Winnebago Motorhomes: Turnaround	▪ Unleashing a superior experience for the end customer ▪ Profitability for our dealers ▪ Financial value for our shareholders	▪ Strategic, financial, and cultural fit ▪ Lenses to evaluate industry candidates ▪ We will be very selective

FY2020 GOALS

MARKET SHARE

OPERATING INCOME

NEW BUSINESS

CULTURE & PARTICIPATION

FY2020 GOALS: MARKET SHARE

MARKET SHARE

Unit Market Share of North American market 10+% at the end of FY2020 from 3% at the end of FY2016.


10+%
3%
2016
FY2020

UNIT MARKET SHARE

FY2020 GOALS: OPERATING INCOME



OPERATING INCOME

Operating Income 10% at the end of FY2020.



10%
8.1%
2016
FY2020
OPERATING INCOME

FY2020 GOALS: NEW BUSINESS



NEW BUSINESS

10% of FY2020 Revenue will come from RV segments or businesses we aren't in today.

FY2020 GOALS: CULTURE & PARTICIPATION

CULTURE & PARTICIPATION

Every employee will be asked to engage in an activity related to one of the following every year:

- Safety
- Quality
- Productivity
- Giving



Q&A

FUTURE INVESTOR EVENTS

November 29, 2017	**RVIA National RV Trade Show**	Louisville, Kentucky
December 12, 2017	**Annual Shareholder Meeting**	Forest City, Iowa
December 15, 2017	**FY2018 Q1 Conference Call**	

THANK YOU

Thank you for attending the Winnebago Industries Investor Day. An archive of the presentation will be available on our website at investor.wgo.net.

Steve Stuber
Director of FP&A and IR
952-828-8461
srstuber@winnebagoind.com

Sam Jefson
Public Relations Specialist
641-585-6803
sjefson@winnebagoind.com




WINNEBAGO IND®
WinnebagoInd.com

APPENDIX

Non-GAAP Reconciliation

We have provided the following non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in SEC filings, including the company's 10-k filings, incorporated by reference herein. The non-GAAP financial measures presented below may differ from similar measures used by other companies.

The following table reconciles net income to consolidated Adjusted EBITDA for Fiscal 2017; in $'s.

Net Income	$71.3
Interest expense	16.8
Provision for income taxes	37.3
Depreciation	7.3
Amortization	24.7
EBITDA	157.4
Postretirement health care benefit income	(24.8)
Transaction costs	6.6
Non-operating income	(0.3)
Adjusted EBITDA	$ 138.9
As a % of sales	9.0%

APPENDIX CONTINUED

The following table reconciles net cash provided by operating activities to free cash flow for fiscal 2008-2017; in $'s.

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Net cash provided by operating activities	$(14.4)	$8.3	$33.0	$(10.1)	$0.1	$10.2	$23.2	$45.2	$52.7	$97.1
Purchases of property and equipment	3.7	3.5	1.9	2.1	2.2	4.4	10.5	16.6	24.6	13.4
Free cash flow	$(18.1)	$4.8	$31.2	$(12.2)	$(2.1)	$5.8	$12.8	$28.6	$28.2	$83.1

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as our performance relative to competitors and peers that publish similar measures; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; and, (d) to evaluate potential acquisitions. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.